UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact September | 2024

Azul Updates the Market on Recent News

São Paulo, September 15, 2024 – Azul S.A., "Azul", (B3: AZUL4, NYSE: AZUL), within the scope of the information already disclosed through the Material Fact of August 29, 2024 and due to the news published on InfoMoney portal whose title translates to “Azul (AZUL4): stock jumps 22% with news of imminent agreement with aircraft lessors”, informs that it is in negotiations with its lessors to optimize the equity structure agreed upon in our capital optimization plan last year, which the terms involve, among others, a potential replacement of such debt for equity interest in Azul.

Given that negotiations are currently ongoing and there is no binding document executed, the terms and conditions of any potential restructuring are still subject to discussion and definition by the parties involved. Such negotiations do not exclude or limit other discussions and models for optimizing Azul's capital structure.

Azul will keep its shareholders and the market in general informed and will comment on the matter again upon the confirmation of any fact that should be disclosed in accordance with applicable law and regulation.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL) is the largest airline in Brazil in terms of flights and cities served, with nearly 1,000 daily flights to more than 160 destinations. With an operational passenger fleet of over 180 aircraft and more than 15,000 Crew Members, Azul has more than 300 direct routes. Azul was named by Cirium (a leading aviation data analysis company) as one of the two most punctual airlines in the world in 2023. In 2020, Azul won the award for the best airline in the world by TripAdvisor Travelers' Choice, being the only Brazilian company to receive this recognition. For more information, visit http://www.voeazul.com.br/ri.

Contacts

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 16, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer